Alexco Resource Corp.
Management’s Discussion and Analysis
For the year ended June 30, 2007

General

This Management’s Discussion and Analysis (“MD&A”) of Alexco Resource Corp. (“Alexco” or the “Company”) is dated September 27, 2007 and provides an analysis of Alexco’s consolidated financial results for the year ended June 30, 2007 compared to the same period in the previous year.

The following information should be read in conjunction with the Company’s June 30, 2007 audited consolidated financial statements and related notes which were prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). All dollar figures are expressed in Canadian dollars unless otherwise stated. The accounting policies have been consistently followed in preparation of these consolidated financial statements as outlined in the Company’s June 30, 2007 audited consolidated financial statements. These documents and additional information on the Company is available on the Company’s website at www.alexcoresource.com or on SEDAR at www.sedar.com.

This discussion and analysis contains forward-looking statements that involve risks and uncertainties. All statements in this discussion, other than statements of historical facts, that address reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those stated herein.

Description of Business

Alexco was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005. The Company conducts mineral exploration in Canada primarily in Yukon. Alexco also performs reclamation and remediation services at mine sites using its rights to certain patents and the expertise acquired by its officers.

The Company holds interests in the Keno Hill, Brewery Creek, McQuesten, Sprogge, Harlan and Klondike properties located in the Yukon Territory and the Telegraph Creek, Iskut River, Kiniskan Lake and Manson Creek properties located in British Columbia.

Keno Hill Silver Property

The Keno Hill mining district is located in the Yukon Territory approximately 330 km north of Whitehorse in the vicinity of the villages of Mayo and Keno City and lies within the traditional territory of the First Nation of Na-Cho Nyak Dun (“NNDFN”). The district consists of approximately 23,350 hectares of mining leases, quartz claims and crown grants. The lands to be controlled by Alexco have numerous occurrences of mineral deposits and prospects, including 35 mines with a history of production. The Yukon Government's published Minfile database states that between 1941 and 1989, the Keno Hill district produced more than 217 million ounces of silver (5.37 million tons) with average grades of 40.52 ounces per ton (“opt”) silver, 5.62% lead and 3.14% zinc. Mine operations closed down in 1989 when United Keno Hill Mines Limited filed for bankruptcy.

In June 2005, the Company was selected as the preferred purchaser of the assets of United Keno Hill Mines Limited and UKH Minerals Limited ("UKHM") by a court appointed interim receiver and receiver-manager of UKHM. In February 2006, following negotiation of a Subsidiary Agreement between the Government of Canada, the Government of Yukon and the Company, the Supreme Court of Yukon approved the purchase of the assets of UKHM by Alexco through its wholly owned subsidiary, Elsa Reclamation & Development Company Ltd. ("ERDC") (“the Purchase Agreement”).

At the same time, and as specifically allowed in the negotiated Subsidiary Agreement, Alexco initiated a broad exploration program in the historic silver district. During 2006 and early 2007, well over 100GB of historic maps were scanned along with more than 2GB of data entry to make historic drilling results available in a digital format. A diamond drilling program aggregating 11,500 meters was completed during the later half of 2006. Targets included confirmation of historic resources along with exploration for extensions of past producing mineralized zones as well as new exploration targets. An extensive airborne geophysical survey was conducted concurrent with the drilling and between the two a number of new geological concepts were formulated.

The Company applied for a water license on October 18, 2006 and the eventual issuance of the water license will permit "Final Closing" of the acquisition to take place. Ownership and title of the Keno Hill mining claims and the other UKHM assets will be conveyed to ERDC on Final Closing, which is anticipated by the end of the 2007 calendar year.

Beginning in March 2007, an expanded drilling campaign was initiated with two distinct objectives. First, to define and upgrade historic resources at the Bellekeno and Husky SW mines; and second, to continue exploration in promising sites throughout the property. At June 30, 2007 approximately 9,800 meters were completed of the 2007 planned diamond drill program.

Brewery Creek Gold Property

The Brewery Creek property is located in Yukon, near Dawson City. The Brewery Creek Mine produced gold from its heap leach operation from 1996 to 2002. Mined out oxide reserves totaled 9.7 million tonnes grading 1.44 g/t Au and were distributed in seven near surface deposits along the 12-kilometre "Reserve Trend". The majority of oxide reserves were depleted in the late 1990's and the mine was subsequently closed and reclaimed during the downturn in metal prices. The property which was almost exclusively explored in the past for low grade oxide mineralization is currently being re-evaluated for both higher grade epithermal sulphide mineralization and lower grade intrusive-related gold mineralization.

Epithermal style gold mineralization at the Bohemian zone and elsewhere in the "Reserve Trend" shares remarkable similarities with the 28 million ounce Donlin Creek gold deposit in Alaska owned by NovaGold Resources Inc and Barrick Gold Corporation. Both the Brewery Creek and Donlin Creek systems are of similar orders of magnitude with known alteration and mineralization at Brewery Creek extending over 12 kilometres of strike length.

During 2006, a minor diamond drilling program was conducted to provide better information on lithology, alteration, and mineralizing structures. Future work at Brewery Creek will include additional diamond drilling. NovaGold has a right to joint venture and back-in once Alexco has expended $750,000 in exploration. To June 30, 2007 the Company had incurred $722,000 of expenditures.

The Company’s asset retirement obligation (“ARO”) consists of costs associated with reclamation and closure activities at the Brewery Creek property. The activities include costs for water treatment, land rehabilitation, ongoing care and maintenance and other costs. The ARO is calculated to reflect payments for approximately the next thirteen years. Settlement of reclamation for less than expected may result in gains.

Consulting Services

The Company operates an environmental consulting business providing a range of services to the mining industry and other clients. Through its wholly owned subsidiary, Access Mining Consultants (“Access”), the Company provides management of the regulatory and environmental permitting process, environmental assessments and reclamation and closure planning.

During the year, the Company incorporated a wholly owned subsidiary in the US, Alexco Resource U.S. Corp., purchased certain patent rights related to mine reclamation and closure processes and entered into management agreements which will provide the Company with personnel and access to projects in the United States. The aggregate consideration paid was approximately $2.1 million, comprising cash and common shares of the Company. The patents, some of which are registered in Canada and other countries, pertain to the in situ immobilization of metals in groundwater, soils, waste stacks and pit lakes.

Results of Operations

Year ended June 30, 2007

The Company had a net loss of $2,488,000 (or $0.08 per share) for the year ended June 30, 2007 compared with a loss of $2,686,000 (or $0.15 per share) for the year ended June 30, 2006. The loss before taxes was $4,484,000 for the current year as compared to a pre-tax loss of $2,686,000 in the prior year. Due to the significant expansion of consulting services, the largest component of the loss is labour related, being salaries, contractors and non-cash stock based compensation. The net loss was offset by a future income tax recovery in the current year with no comparable amount in 2006. During the year ended June 30, 2007, the Company renounced future tax deductions to shareholders from the issuances of flow-through shares in April and December 2006 totaling $11 million. The renunciation caused the Company to record a future tax liability which was offset by previously unrecorded future tax assets and resulted in a future income tax recovery during the period of $2,208,000 in 2007 ($nil- 2006).

The Company had consulting revenues of $4,053,000 for the year ended June 30, 2007 compared with $537,000 for the year ended June 30, 2006. The significant increase in revenue is a result of the acquisition of Access which closed on June 30, 2006 and during 2007 the Company recorded a full year of consulting revenue generated by Access. During 2007 the Company continued to expand its environmental services business by adding professionals in Canada and the US and securing new consulting projects.

The Company is continuing as a contractor for the Government of Yukon to provide environmental care and maintenance for the Keno Hill property and in addition is performing a number of additional special care and maintenance projects. Separately, Access consultants continue to provide environmental services to government and industry clients throughout the Yukon Territory.

Expenses were $6,758,000 for the current year compared with $3,303,000 for the prior year. The $3,455,000 increase in expenses is due mainly to increased salaries and contractor costs to $1,644,000 from $355,000 and increased non-cash stock-based compensation charge of $2,213,000 from $1,567,000. Office expenses increased to $895,000 from $189,000 and professional fees increased to $692,000 from $165,000. These increases result from the addition of the Access office in Whitehorse for the full year and the Company expanding its personnel base in Canada and the United States along with general market increases in compensation in the sector.

The main component of other income was interest income which was $1,275,000 in the year ended 2007 compared with $319,000 for 2006. The increase is a result of the Company investing its excess cash from financings in short term highly liquid investments.

The Company did not incur any non-deferred exploration expenses in the year ended June 30, 2007. Exploration expenses of $316,000 in the year ended June 30, 2006 pertained to work performed at Keno Hill prior to the Company obtaining the agreement with the government.

Selected Financial Data

The following annual and quarterly information is prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) and reported in thousands of Canadian dollars, except for per share amounts.

Annual and Quarterly Information
(000’s)

	For the year ended June 30, 2007 $	For the year ended June 30, 2006 $	From March 15 to June 30, 2005 $
Gross profit	1,130	206	34
Expenses (1)	6,758	3,303	807
Other income (1)	1,144	411	62
Loss for the year	2,488	2,686	711
Loss per share – basic and diluted	0.08	0.15	0.10
Total assets	69,800	42,694	10,913
Total long term liabilities	13,022	10,221	1,691

Unaudited

	6/30/07 $	3/31/07 $	12/31/06 $	9/30/06 $	6/30/06 $	3/31/06 $	12/31/05 $	9/30/05 $
Revenues	1,102	766	854	1,331	247	138	103	49
Gross profit	378	98	253	401	52	79	54	21
Expenses (1)	1,756	3,395	980	627	1,731	458	743	371
Other income (expense) (1)	253	425	233	233	(39)	376	28	46
Loss for the quarter	(609)	(1,311)	(512)	(56)	(1,719)	(3)	(661)	(303)
Loss per share – basic and diluted	(0.02)	(0.04)	(0.02)	(0.00)	(0.08)	(0.00)	(0.05)	(0.02)
Expenditures on mineral properties and deferred exploration costs	4,039	2,355	2,514	3,207	12,490	216	16	69

(1)	Adjusted for reclassification of gain on reclamation and gain or loss from disposal of buildings and equipment

Fourth Quarter and Quarterly Changes

Approximately 50% of the Company’s revenues in the fourth quarter were generated from the care and maintenance services provided to the Yukon government on the Keno Hill property. The Company has negotiated a monthly care and maintenance service contract that continues until Final Close, at which time the Company will obtain a water license for the project. The balance of the Company’s revenues was generated from environmental consulting services.

Expenses have decreased slightly since the previous quarter due to the grant of fewer stock options to employees, directors and contractors in the fourth quarter.

The main fluctuations over the previous eight quarters related to increased consulting revenues and expenses from the acquisition of Access, increased remediation and care and maintenance contracts, increased environmental consulting services, non-cash stock-based compensation, future income tax recoveries and increased staffing and office related costs associated with the expansion of the Company’s activities. Revenues are also seasonal as the care and maintenance activities at Keno Hill are reduced during the winter months.

Liquidity and Capital Resources

At June 30, 2007, the Company had cash and cash equivalents of $21.6 million and restricted cash of $12.3 million for future reclamation at Keno Hill and Brewery Creek. The Company’s working capital balance was $21.1 million which has increased from June 30, 2006 by $9.1 million. The increase is due mainly to the financing completed in December 2006 of approximately $25.0 million offset by expenditures related to the Company’s exploration projects of approximately $10.2 million.

Cash used in operating activities was $3,029,000. The Company recorded a net loss of $2,488,000 for the year offset by non-cash stock-based compensation charge of $2,213,000 and an income tax recovery of $2,208,000. The Company expended $186,000 for reclamation and closure work at the Brewery Creek mine site during the year ended June 30, 2007 and recorded expenditures in non-cash working capital of $956,000.

Cash used in investing activities was $11,925,000. Alexco expended $10,231,000 on mineral properties and deferred exploration costs predominately at the Keno Hill property. The Company also purchased $135,000 of office and related equipment, $942,000 of heavy equipment to be used in providing reclamation services and $86,000 of other property, plant and equipment. Additionally, the Company expended $488,000 for the acquisition of patents from a privately held company that will assist with providing remediation and reclamation services.

Cash flows from financing activities were $24,824,000. On December 21, 2006 the Company issued 3,749,379 Units and 1,217,400 flow-through shares (“FTS”) at a price of $4.75 per Unit and $5.75 per FTS. Each Unit consists of one common share and one half of one transferable common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share at a price of $5.75 per share for a period of three years after the date of closing. Proceeds from the December financing were $24.8 million less financing costs of $1.3 million. Proceeds from the exercise of broker’s warrants and stock options were $990,000 and $327,000, respectively.

The Company has no significant commitments for capital resources. The Company currently has all its restricted and excess cash invested in bank term deposits or notes. The Company currently has sufficient working capital to complete the planned exploration activities for the remainder of 2007 and expand its environmental reclamation and remediation business. As new opportunities arise, the Company will reassess its cash needs. The Company has obtained its main source of funding from equity issuances.

There can be no assurance of continued access to capital, including equity funding in the future.

Share Data

The following is the Company’s issued and outstanding share data as at September 27, 2007. Each stock option and warrant is exercisable for one common share of the Company.

Securities	Number	Weighted average exercise price $	Weighted average remaining life (years)
Common shares	34,267,989	n/a	n/a
Stock options	3,301,000	3.04	5.58
Warrants	2,106,664	5.67	2.07

Commitments

As at June 30, 2007, the Company has aggregate commitments and operating leases for vehicles, office space and office equipment totaling $1,019,000. The future minimum lease payments at the end of the year are in thousands of Canadian dollars as follows:

2008 $252
2009 $226
2010 $223
2011 $222
2012 $96
Thereafter -
$1,019

The Company has an annual advance royalty payment on the McQuesten property of $20,000, of which $14,000 is recoverable.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

During the year ended June 30, 2007, the Company entered into the following related party transactions:

a)

The Company recorded $273,000 (2006 - $338,000) in contractors expenses and the purchase of mobile equipment from Asset Liability Management Ltd. (“ALM”). At June 30, 2007, accounts payable and accrued liabilities include $nil (2006 - $43,000) owing to ALM.

b)

The Company recorded $946,000 (2006 - $470,000) in technical service fees capitalized to mineral properties and deferred exploration costs from NovaGold Resources Inc. (“NovaGold”), which is related since NovaGold has significant influence over Alexco. At June 30, 2007 accounts payable and accrued liabilities include $91,000 (2006 - $161,000) due to NovaGold. The Company also privately sold 1,048,500 units to NovaGold as part of the December 21, 2006 financing.

c)	The Company recorded $83,000 in rental fees as the result of a rental agreement with Access Field Services. At June 30, 2007 there are no amounts in accounts payable and accrued liabilities.

These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount established and agreed to by the related parties.

Critical Accounting Estimates

The most critical accounting principles upon which the Company’s financial status depends are listed below. The Company’s accounting policies are presented in note 2 of the consolidated financial statements for the year ended June 30, 2007.

Mineral Properties and Related Deferred Costs

The Company records its interests in mineral properties at cost. Exploration expenditures relating to properties that have resources or significant mineralization requiring additional exploration are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, or abandoned.

Management of the Company reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value.

Management’s estimates of mineral prices, mineral resources, and operating, capital and reclamation costs are subject to risks and uncertainties that may affect the determination of the recoverability of deferred mineral property costs. Although management has made its best estimate of these factors, it is possible that material changes could occur which may adversely affect management’s estimate of the net cash flows to be generated from its properties.

The acquisition of title to mineral properties is a complicated and uncertain process. The Company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the Company has made efforts to ensure that legal title to its properties is properly recorded in the name of the company, there can be no assurance that such title will ultimately be secured.

The Company had deposited $10 million into a trust account which is expected to transfer to the federal government after Final Closing of the Keno Hill Purchase Agreement. Final Closing will occur 10 business days after receipt of a water license. The $10 million is for the exclusive use to fund reclamation of the pre-existing environmental liabilities of the UKHM site. The Company has accounted for this required contribution as a cost of acquisition for the Keno Hill property and recorded a related liability of $9,284,000 representing the $10 million due on Final Closing discounted at 8%. Accretion of the liability has been capitalized to mineral properties and deferred exploration costs. The Company anticipates Final Closing to take place by the end of the 2007 calendar year.

Goodwill

Goodwill, which arose on the acquisition of Access in 2006, represents a combination of the assembled workforce and the potential benefits of management expertise and experience related to the Keno Hill project. Goodwill is not amortized. The Company evaluates impairment, on at least an annual basis, by comparing the fair value of the reporting units to which goodwill was allocated to their carrying amounts.

Stock options and warrants

The Company accounts for stock options at fair value. Compensation expense for options granted is determined based on estimated fair values of the options at the time of grant using the Black-Scholes option pricing model. The cost is recognized over the vesting period of the respective options and is capitalized to mineral properties and deferred exploration costs for grants to individuals working directly on mineral projects. Warrants granted are recorded at estimated fair values using the Black-Scholes option pricing model.

Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is provided.

Intangible assets

Intangible assets are recorded at cost less accumulated amortization. Amortization for patents is calculated on a straight-line basis over their estimated useful lives. The Company assesses the recoverability of definite life intangible assets if there are indications of impairment. In performing this analysis, management considers such factors as current results, trends and future prospects, in addition to other economic and regulatory factors. When the carrying value of an intangible asset is greater than its net recoverable value as determined on an undiscounted basis, an impairment loss is recognized to the extent that its fair value, measured as the discounted cash flows over the life of the asset, is below the asset’s carrying value. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered.

Asset Retirement Obligations

The Company’s asset retirement obligations (“ARO”) relate to expected mine reclamation and closure activities. The ARO is accreted to full value over time through periodic accretion charges. Cost estimates for AROs at each mineral property are updated to reflect new events, changes in circumstances and any new information that is available. The fair value of ARO is measured by discounting the expected cash flows using an appropriate interest rate. The Company prepares estimates of the timing and amount of expected cash flows and updates these estimates to reflect changes in facts and circumstances. Any change in the fair value of ARO is included in the statement of operations.

New Accounting Pronouncements

Financial instruments – recognition and measurement

In January 2005, the Canadian Institute of Chartered Accountants (the “CICA”) issued new Handbook Section 3855, “Financial Instruments – Recognition and Measurement” (CICA 3855), effective for annual and interim periods beginning on or after October 1, 2006. CICA 3855 establishes standards for recognizing and measuring financial assets and liabilities and non-financial derivatives. All financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost.

Comprehensive income

In January 2005, the CICA issued new Handbook Section 1530, “Comprehensive Income” (CICA 1530) and Handbook Section 3251, “Equity” (CICA 3251) effective for interim and annual period beginning on or after October 1, 2006. CICA 1530 establishes standards for reporting and presenting certain gains and losses normally not included in net earnings or losses, such as unrealized gains and losses related to available for sale securities, in a statement of comprehensive income. CICA 3251 establishes standards for the presentation of equity and changes in equity as a result of the new requirements in CICA 1530. The Company will include a statement of comprehensive income upon adoption of these sections.

US GAAP

For new US GAAP accounting pronouncements, see Note 16 “Significant differences between Canadian and United States Accounting Principles” to the consolidated financial statements.

Disclosure Controls and Internal Controls over Financial Reporting

The Company has established disclosure controls and procedures to ensure that information disclosed in the MD&A and related financial statements was properly recorded, processed, summarized and reported to the Company’s Board of Directors and Audit Committee. The Company’s Chief Executive Officer and Chief Financial Officer have evaluated and are satisfied with the effectiveness of the disclosure controls and procedures for the period ended June 30, 2007.

The Chief Executive Officer and the Chief Financial Officer acknowledge responsibility for the design of internal control over financial reporting (“ICFR”), and confirm that there were no changes in these controls that occurred during the most recent interim period ended June 30, 2007 which materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

Risk Factors

Exploration and Development

Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. With respect to the Company’s properties, should any ore reserves exist, substantial expenditures will be required to confirm ore reserves which are sufficient to commercially mine its current properties, and to obtain the required environmental approvals and permitting required to commence commercial operations. Should any mineral resource be defined on such properties there can be no assurance that the mineral resource on such properties can be commercially mined or that the metallurgical processing will produce economically viable and saleable products. The decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend upon the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (1) costs of bringing a property into production, including exploration and development work, preparation of production feasibility studies and construction of production facilities; (2) availability and costs of financing; (3) ongoing costs of production; (4) market prices for the minerals to be produced; (5) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (6) political climate and/or governmental regulation and control.

The ability of the Company to sell, and profit from the sale of any eventual production from any of the Company’s properties will be subject to the prevailing conditions in the marketplace at the time of sale. Many of these factors are beyond the control of the Company and therefore represent a market risk which could impact the long term viability of the Company and its operations.

Mine Reclamation and Remediation

A material decline in the level of activity or reduction in industry willingness to spend capital on mine reclamation or remediation services could adversely affect demand for the Company's services. Likewise, a material change in mining product commodity prices, the ability of mining companies to raise capital or changes in domestic or international political, regulatory and economic conditions could adversely affect demand for the Company's services.

The patents to which the Company has access or other proprietary technology may not prevent the Company's competitors from developing substantially similar technology, which may reduce the Company's competitive advantage. Similarly, the loss of access of any such patents or other proprietary technology or claims from third parties that such patents or other proprietary technology infringe upon proprietary rights which they may claim or hold would be detrimental to the Company's reclamation and remediation business.

The Company may not be able to keep pace with continual and rapid technological developments that characterize the market for the Company's mine reclamation and remediation services and the Company's failure to do so may result in a loss of its market share. Similarly, changes in existing regulations relating to mine reclamation and remediation activities could require the Company to change the way it conducts its business.

Keno Hill Project

The purchase by the Company of the assets of UKHM will be subject, among other things, to the Company’s ability to obtain a water licence for the purpose of care and maintenance pursuant to the Waters Act (Yukon) within three years of the initial closing of the purchase. There can be no assurance that the Company will be able to satisfy these conditions.

While the Company has conducted some preliminary due diligence on the UKHM property, further review of historical records, exploration and geological testing will be required. There is no assurance that such exploration and testing will result in favourable results. The history of the UKHM property has been one of fluctuating fortunes, with new technologies and concepts reviving the district numerous times from probable closure until 1989, when it did ultimately close down for a variety of economic and technical reasons. Many or all of these economic and technical issues will need to be addressed prior to the commencement of any future production on the UKHM property.

Aboriginal rights and title

Native land claims in Yukon remain the subject of active debate and litigation. The Keno Hill project lies within the traditional territory of the First Nation of the Na-Cho Nyak Dun. There can be no guarantee that the nature of land claims in Yukon will not create delays in project approval, unexpected interruptions in project progress or result in additional costs to advance the project.

Outlook

The Company is mid-way into the 2007 exploration program at Keno Hill which includes HQ diamond drilling, regional geological mapping and compilation work, and geophysical and geochemical programs. The drill program using four drill rigs on site will concentrate on continued district wide exploration and resource definition. As currently envisioned, the program will verify, define and expand resources at the Bellekeno, Onek, Silver King and Husky Southwest historical mine areas using surface diamond drilling. Alexco plans to drill a minimum of 30,000 meters in the 2007 exploration program. To date 15,665 meters of drilling have been completed. Delays in drilling have been caused by a shortage of drillers on site and although the Company expects this situation to improve in late summer there can be no assurances that the initial 30,000 meter drill program can “catch up” to schedule before inclement weather further affects progress. Initial assay results have been encouraging. Results from certain holes drilled in the Spring have been press released and results from the summer drilling will be released once the assays have been received and reviewed.

The Company is also engaged in an on-going environmental care and maintenance program and expanded reclamation projects at Keno Hill under contract with the Yukon Government. New projects in 2007 will include capital improvement projects related to water treatment facilities, physical hazards reduction, wire cleanup and closure planning studies. Similarly, the Company expects its environmental services activities will expand in the Northwest Territories in 2007 – 2008 as a result of recent increases in staff with environmental, permitting and management expertise.

The Company has engaged SRK to prepare a National Instrument 43-101 compliant resource report at the Bellekeno site which is anticipated to be completed by the end of September 2007. The 2007 calendar budget for Keno Hill’s exploration and development program is approximately $12 - $15 million. The financing completed in December 2006 is sufficient to fund the entire Keno Hill program planned for calendar 2007. Additional funds are available for the expansion of the Company’s consulting services and for new exploration opportunities as they may arise. Excess funds are held in secure bank investments.

As the Keno Hill property is the Company’s main exploration focus in 2007, the Company does not plan significant expenditures at its other exploration projects.

On September 20, 2007, the Company began trading of its common shares on the American Stock Exchange under the symbol “AXU”.

Cautionary Statement on Forward-Looking Statements

This MD&A contains "forward-looking statements". These forward-looking statements are made as of the date of this MD&A and the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of exploration activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other commodities; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development activities.